52 Edison Court
Monsey, NY 10952
E:   info@gisser.com
W: www.gisser.com
P:   845.356.8008
F:   845.356.8118
December 31, 2007

Mr. David R. Humphrey
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:          Responses to Comments for:
Gisser Automotive Concepts, Inc.
Registration Statement on Form SB-2, Amendment No. 1
Filed December 3, 2007
File No. 333-145181

Dear Mr. Humphrey,

We have received your comments both by email via our Securities Counsel and USPS. Thank you again for the prompt review of our submission by your agency.

In the following pages we have listed the responses to each of your comments and if applicable, have highlighted in yellow the edits that we have added or changed in the SB-2/A as Amendment No. 2 to Registration Statement...for easier tracking.

Also enclosed are documents to clarify our responses to certain comments as noted.

We would like this letter to act as our formal request to grant us an acceleration of the effective date as per your letter and comments dated August 23, 2007. We understand that it is subject to your review and approval of the delegated authority.

We are aware that the current financial statements now require updating. We request that the statements for the interim period October 31, 2007, that are being completed, be submitted as GAC’s next quarterly report and once we are effective.

I may be reached at the phone number or address above.

Thank you again for your assistance.

Sincerely,

Daryl K. Gisser
President, GAC

1. Use of Proceeds, page 14

The requested revisions have been reconciled and highlighted in the updated filing.

2. Capitalization, page 16

All of the requested revisions have been amended and highlighted in the updated filing.

3 Dilution, page 16

The requested revisions have been amended and highlighted in the updated filing.

4. Management’s Discussion and Analysis, page 27

The requested revisions have been amended and highlighted in the updated filing.

Critical Accounting Policies

5. Intangible assets and property, plant and equipment, page 30

The requested revisions have been amended and highlighted in the updated filing.

Audited Financial Statements

Report of Independent Registered Public Accounting Firm. Page F-1

6. The requested revisions have been amended and highlighted in the updated filing. Yes, we would like to formally request a waiver of the requirement for the audit of the cumulative data in the annual financial statements because it is impracticable to audit that period.

Statement of Cash Flows, page F-4

7. The requested revisions have been amended and highlighted in the updated financial statements.

Note A. Summary of Significant Accounting Policies

Research and Development, page F-10

8.  The requested revisions have been amended and highlighted in the updated financial statements.

9.  The requested revisions have been amended and highlighted in the updated financial statements.

Net Loss per Common Share, page F-11
and
Stock-Based Compensation, page F-11

10.  The requested revisions have been amended and highlighted in the updated financial statements.

11.  The requested revisions have been amended and highlighted in the updated financial statements.

12.  The requested revisions have been amended and highlighted in the updated financial statements.

13.  The requested revisions have been amended and highlighted in the updated financial statements.

All transactions in Note E were entered on the Company’s books in the same manner being that the amount over par was recorded as Additional Paid in Capital. According to our accountants and books, the difference of the exercise price and fair value of the common stock was recorded. To clarify further, we have revised two of the paragraphs towards the end of Note E to read that the Company has issued a certain number of shares of its common stock for labor “valued” rather than the word “issued” to correct this.

14.  The 550,000 shares that have been due to be issued have not been to date since for those periods the Company was either in the process of submitting a form 15c2-11 to the NASD or has been in the process of filing our SB-2. In either case, we were advised not to make any issuances of stock that would in effect change our stockholders schedule and until our filing. These shares are not being included in EPS or diluted EPS because they have not been issued yet. Further, we have not classified these shares as outstanding per the provisions of paragraphs 10 and 13 of SFAS No. 128 since the satisfaction of certain conditions have not been met. 1) They are contingent on the satisfaction of our filing 2) The parties that the shares are due to have not paid the $0.01 par value for the shares.

Likewise, we have not recorded the compensation cost of these shares since they were not paid for or issued.
The employee may exercise these options at any time in the future and the fair market value assigned would be the last sale price of shares at the end of the period.

The Company plans to issue them immediately following our filing and once the parties pay the par value.

Note C. Related party Transactions, page F-13

15. Yes...half of the 794,286 common shares should have been recorded as fiscal 2006 and half as of fiscal 2007. Please refer to the previous explanation in Comment 14. The Company was advised not make any issuances of stock that would in effect change our stockholders schedule. Since none of these shares were issued, they were not expensed yet. Additionally Further, we have not classified these shares as outstanding per the provisions of paragraphs 10 and 13 of SFAS No. 128 since the satisfaction of certain conditions have not been met. 1) They are contingent on the satisfaction of our filing. Unlike the 500,000 shares due for options, the parties that these shares are due to are not required to pay the $0.01 par value for the shares.

Regarding how they were priced, please refer to the xls document “GAC-Common Stock Issued 4-30-07 for Employee Benefits, Unpaid Salary & Loans”. This details the shares due for: 1) Deferred Salary Bonus, 2) Deferred Loan Bonus and 3) Preferred Dividend. Please also note that our preferred shares have been restated to have a value of $2.00 per share rather than the stated value of $1.80 which is reflected in these calculations.

16. Yes, should the fair value of our shares decrease prior to payment, we will not be required to increase the number of shares issued for prior periods. We have revised the financial statements to reflect this information.

Note E, Stockholder’s Equity, page F-14

17. Our previous transfer of assets for the $911,000 is correct; however, we have noted your comment relating to the transfer of assets and have reconciled the common and preferred shares that were in error in the financial statements. The reconciled differences carry through to the current interim period. These and all other comments relating to this, have been amended and highlighted in the updated financial statements

The 1,200,000 shares of Common stock and 500,000 shares of preferred were issued for the entire transfer.

The newly reconciled Stockholders’ Equity now reflects $912,000 rather than correct amount of $911,000 for the transfer as of April 30, 1998. To reconcile this difference and at the end of the next interim period ending October 31, 2007, we will credit $1,000 towards an account owned by the same party, Daryl K. Gisser, for the over issuance of $1,000 of equity.

The preferred stated amount of $1.80 per share was an amount advised by a consultant when we were initially setting up the corporation. The value of the transferred assets were then paid partially for with these shares and the balance in common shares.

18. Yes, 1) Deferred Salary Bonus, 2) Deferred Loan Bonus and 3) Preferred Dividend Bonus are penalties paid for not paying salary, loans and preferred dividends.

Interim Financial Statements: Three Months Ended July, 31, 2007

General

19.  The requested revisions have been amended and highlighted in the updated financial statements and notes where applicable.

Report of Independent Registered Public Accounting Firm, page F-1

20.  The requested revisions have been amended and highlighted in the updated financial statements.

21.  The requested Exhibit 15 letter from Ross & Company CPA for our reviewed report is included in the Registration Statement on Form SB-2/A Amendment No. 2.

Balance Sheets, page F-2

22.  The requested revisions have been amended and highlighted in the updated financial statements.

Statements of Operations, page F-3 and Statements of cash Flows, page F-4

23.  The requested revisions have been amended and highlighted in the updated financial statements.

Note A. Summary of Significant Accounting Policies, page F-10

24.  The requested revisions have been amended and highlighted in the updated financial statements.

Age of Financial Statements

25. We are currently working on updating our financials for the interim period ended October 31, 2007. We plan to notify you and file them on EDGAR for your review in the next few weeks. We request a waiver on this requirement since the interim is almost complete.

Accountants’ Consent

26.  The requested updated accountant’s consent has been amended to our SB-2/A Amendment No. 2 of our Registration Statement.

Signatures, page 56

27. The requested updated signatures have been amended in the filing. We have indicated the capacity or capacities of each person who signs as requested.

Gisser Automotive Concepts, Inc
Common Stock Due for Employee Benefits, Unpaid Salary & Loans
GAC - Common Stock Issued 4-30-07 for Employee Benefits.xls

Employee or Lender	# of Preferred Shares	YE 4/30/07

Daryl K. Gisser	515,000
1% annual sales
Salary for 1/3 Share Price
Deferred Salary Bonus		50,000
Shares for Interest
Deferred Loan Bonus		50,000
Shares for Loans
Preferred Dividend 5% for '06		44,143
		144,143

Nolan M. Gisser	15,000
.5% annual sales
Salary for 1/3 Share Price
Deferred Salary Bonus		50,000
Preferred Dividend 5% for '06		1,286
		51,286

Herman G. Gisser	10,000
.5% annual sales
Salary for 1/3 Share Price
Deferred Salary Bonus		50,000
Shares for Interest
Deferred Loan Bonus		50,000
Shares for Loans
Preferred Dividend 5% for '06		857
		100,857

Rivkah Nachmias/KO	10,000
.2% annual sales
Salary for 1/3 Share Price
Deferred Salary Bonus		50,000
Shares for Interest
Deferred Loan Bonus		50,000
Shares for Loans
Preferred Dividend 5% for '06		857
		100,857

		397,143
Board Meetings Cash & Shares ?

YE 4/30/07
Share Bonus 4 Defr'd Loan,Sal & Divdnd	397,143
Shares for Consul / Labor
Shares for Salaries
Shares for Loans
Shares for Interest
Annual Totals	397,143